Exhibit 99.51

Torex Gold Provides Q1 2026 Morelos Drilling & Exploration Update

Results provide optimism in expanding resources to the east and south of Media Luna and replacing reserves at ELG Underground

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - April 30, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) is pleased to provide results from the ongoing drilling and exploration program within ELG Underground and the Media Luna Cluster. These results support the Company’s objective of expanding resources while enhancing and extending the current production profile of the Morelos Complex.

Jody Kuzenko, President & CEO of Torex, stated:

“Kicking off a record year of exploration spend across our portfolio of assets, the first quarter drilling results from Morelos have set the stage for what we expect will be another year of successful resource expansion and mine life additions.

“At Media Luna, we’re beginning to see strong potential to expand resources to the south of the mine, with notable intercepts including 16.74 grams per tonne gold equivalent (“gpt AuEq”)1 over 15.7 metres (“m”) in drill hole MLLI-048 and 10.67 gpt AuEq over 17.9 m, including 27.12 gpt AuEq over 6.4 m, in MLLI-042. Continuous mineralization has also been encountered to the east of Media Luna (in the area referred to as Media Luna East), as demonstrated in drill hole MLE26-010, which returned 2.26 gpt AuEq over 95.2 m, including 4.67 gpt AuEq over 15.0 m. Importantly, surface mapping suggests potential continuity between these zones which will be the focus of follow-up drilling. Drilling at Media Luna North has commenced while drilling at Media Luna West is expected to kick-off later in the year.

“At ELG Underground, the continued discovery of mineralized structures at the El Limón Sur trend and mineralization encountered beyond the boundary of defined resources at both the Sub-Sill and El Limón West trends (including 26.86 gpt AuEq over 4.8 m and 9.35 gpt AuEq over 9.5 m in drill hole LDUG-428), continue to demonstrate the resource upside potential of ELG Underground. These initial results form a solid start to what we believe will be another excellent year of drilling success at ELG Underground.

“Going forward, we plan to publish exploration and drilling results from the Morelos Complex on a quarterly basis. The steady cadence of quarterly updates will showcase the strong results we expect to deliver from robust drilling programs planned at ELG Underground and the Media Luna Cluster in 2026, which will position us well to deliver another year of mineral resource and reserve growth.”

1. For additional information on the calculation of AuEq presented in this release see Tables 1 to 5, below, and the notes thereto.

MEDIA LUNA CLUSTER

Approximately 62,500 m of drilling is planned for the Media Luna Cluster this year. Assay results presented in this news release are for the 6,024 m drilled at Media Luna between the cutoff date for inclusion in the year-end reserve and resource estimate of November 1, 2025 and January 31, 2026, and an additional 2,355 m of drilling from the eastern extension of Media Luna completed between November 1, 2025 and February 7, 2026.

The results from drilling at the main Media Luna orebody indicate strong potential to expand resources to the south and east of the mine (including in the area referred to as Media Luna East). These results, in conjunction with the orebody knowledge gained through the comprehensive 2025 drilling program conducted at Media Luna North and Media Luna West, continue to support our positive outlook on the long life potential of the Media Luna Cluster (Figure 1).

Intercepts drilled to the south and east of Media Luna confirm mineralization extends beyond the boundary of known resources within the San Miguel Corridor and indicate the potential to delineate new Inferred Resources within these areas as part of the year-end mineral reserve and resource update. Notable results were encountered south of the Media Luna mine in drill holes MLLI-048 (16.74 gpt AuEq over 15.7 m) and MLLI-042 (10.67 gpt AuEq over 17.9 m) and east of the mine in drill holes MLE26-012D (3.08 gpt AuEq over 49.2 m, including 5.72 gpt AuEq over 14.8 m) and MLE26-010 (2.26 gpt AuEq over 95.2 m, including 4.67 gpt AuEq over 15.0 m). Surface geological mapping also suggests there is potential for continuity of the mineralization between these mineralized zones, which will be the focus of follow-up drilling (Figure 2). If drilling is successful in delineating resources to the south and east of Media Luna, it could potentially open up new mining fronts in close proximity to existing and planned infrastructure at the mine.

Additionally, results from infill drilling at Media Luna continue to support the potential to upgrade Inferred Resources to the Indicated category with the goal of replacing mine depletion in 2026. Most notably from the infill drilling program, drill hole MLLI-050 returned 20.71 gpt AuEq over 4.9 m, including 87.00 gpt AuEq over 1.1 m, and 7.47 gpt AuEq over 10.7 m.

Table 1: Highlights from the Q1 2026 drilling program at the Media Luna Cluster

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
MLLI-042 incl. incl.	547.6	552.4	4.8	3.0	1.41	129.7	3.41	8.57
	550.0	552.4	2.4	1.5	2.28	205.5	5.51	13.80
	564.5	582.4	17.9	12.3	8.04	33.9	1.37	10.67
	576.0	582.4	6.4	4.4	22.00	53.4	2.75	27.12
MLLI-048 incl.	472.0	487.7	15.7	11.0	15.12	16.2	0.88	16.74
	479.1	481.9	2.8	1.9	63.76	5.8	0.16	64.10
MLE26-012D incl. incl. incl.	470.8	520.0	49.2	NA	2.18	7.5	0.50	3.08
	478.4	480.6	2.2	NA	6.98	3.6	0.13	7.25
	503.5	518.3	14.8	NA	4.19	8.2	0.88	5.72
	536.9	548.1	11.2	NA	2.32	4.2	0.16	2.64
	545.9	546.4	0.5	NA	16.00	13.6	0.58	17.11
MLE26-010 incl.	460.5	555.7	95.2	NA	1.50	11.1	0.38	2.26
	460.5	475.5	15.0	NA	4.23	6.5	0.22	4.67

Notes to Table:

1) Intercepts are reported both as core length and true widths. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2) Core recovery is shown in Table 3.

3) The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

4) All assay results are uncapped. Core lengths subject to rounding.

The Media Luna Cluster 2026 drilling program is focused on expanding and upgrading mineral resources and replacing depletion. At Media Luna, drilling is targeting to upgrade Inferred Resources to the Indicated category to support reserve replacement while step-out drilling is targeting to expand mineralization to the south and east of the deposit to support the delineation of Inferred Resources. At Media Luna North, drilling will be targeting to upgrade Inferred Resources to the Indicated category while expanding resources within the northern extensions of the deposit. At Media Luna West, drilling will be focused on expanding resources following the delineation of an inaugural Inferred Resource in 2025.

ELG UNDERGROUND

The 2026 drilling program at ELG Underground is targeting approximately 36,000 m of drilling to offset depletion, grow mineral reserves, and expand resources within the main mineralized trends. Assay results presented in this news release are for the 10,324 m drilled between November 1, 2025 and January 31, 2026. The main goal of the 2026 drilling program is to expand and upgrade resources in order to build on the multi-year track record of mine life extensions at ELG Underground.

Building off the success of the 2025 drilling program at ELG Underground, which extended mine life by two years, early drilling from the 2026 program continues to demonstrate the mineralization potential north of the La Flaca fault as well as at depth along the key mineralized trends (Figure 3).

Table 2: Recent highlights from the 2026 drilling program at the ELG Underground

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
LS-462 incl.	106.6	110.2	3.5	3.1	33.78	0.1	3.84	34.03
	108.1	110.2	2.1	1.8	53.94	0.2	5.00	54.34
LS-468	148.5	150.0	1.5	1.4	5.84	13.6	0.55	6.90
LS-469 incl.	127.9	141.5	13.6	9.5	8.75	21.2	0.91	10.49
	131.6	140.4	8.8	6.2	12.35	27.3	1.15	14.56
LS-470	192.1	205.7	13.5	10.8	5.88	28.5	0.55	7.13
	289.0	296.4	7.4	6.8	2.99	17.6	0.41	3.88
	384.0	388.9	4.9	4.7	3.03	28.1	0.48	4.16
LS-472	175.9	178.2	2.3	1.7	5.58	3.1	0.07	5.73
	195.8	202.9	7.1	5.5	4.38	13.9	0.48	5.34
	213.2	218.4	5.2	3.6	3.47	6.0	0.31	4.05
LDUG-420 incl.	163.5	178.0	14.5	11.3	14.00	8.5	0.24	14.49
	169.0	173.5	4.5	3.5	34.34	9.7	0.13	34.67
LDUG-427 incl. incl.	56.9	66.6	9.8	8.8	6.19	2.9	0.03	6.27
	63.0	64.7	1.6	1.5	18.53	9.0	0.06	18.74
	96.1	99.7	3.7	3.5	1.78	17.2	0.39	2.63
	272.9	279.8	6.9	5.9	3.20	25.3	0.91	4.99
	276.5	278.0	1.5	1.3	10.38	7.0	0.02	10.50
LDUG-428 incl.	75.5	80.3	4.8	4.0	26.43	17.9	0.12	26.86
	294.7	304.2	9.5	7.7	8.63	12.1	0.35	9.35
	301.0	302.6	1.6	NA	17.59	29.2	1.05	19.67

Notes to Table:

1) Intercepts are reported both as core length and true widths. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2) Core recovery is shown in Table 4.

3) The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

4) All assay results are uncapped. Core lengths subject to rounding.

Drilling to further explore the second order mineralized structures that were discovered to be running parallel to the El Limón Sur trend in 2025 has confirmed the continuity of high-grade mineralization. Additionally, drilling uncovered two new high-grade mineralized structures that were identified subsequent to the May 20, 2025, press release titled ‘Torex Gold Reports Latest Drilling Results from ELG Underground’. While drill results from these structures were included in the year-end reserve and resource update, subsequent drilling has confirmed mineralization extends to a depth of 700 meters above sea level (“m.a.s.l.”) and remains open at depth and along strike (Figures 4 & 5). Notable intercepts include 10.49 gpt AuEq over 13.6 m at drill hole LS-469 and 34.03 gpt AuEq over 3.5 m at drill hole LS-462 at the lower boundary of the current resource (800 m.a.s.l.). The intercepts from drill hole LS-468 (15.89 gpt AuEq over 1.4 m and 4.81 gpt AuEq over 5.5 m) confirm the mineralization extension at depth within the El Limón Sur trend.

At the Sub-Sill trend, drilling results north of the La Flaca fault support the exploration potential for new resources similarly located at the El Limón Sur and El Limón West trends (Figure 3). The most notable intercepts are found in drill holes LDUG-420 (14.49 gpt AuEq over 14.5 m), LDUG-427 (6.27 gpt AuEq over 9.8 m), and LDUG-428 (26.86 gpt AuEq over 4.8 m and 9.35 gpt AuEq over 9.5 m) (Figure 6).

At the El Limón West trend, follow-up drilling to test the mineralization potential at depth in the northern ore shoot encountered 7.13 gpt AuEq over 13.5 m and 4.16 gpt AuEq over 4.9 m in drill hole LS-470, approximately 150 m below the current resource boundary (Figure 7). These results support the potential extension of mineralization down to the previously drilled hole LS-374 which encountered 19.58 gpt AuEq over 4.5 m, including 34.32 gpt AuEq over 1.2 m, at 500 m.a.s.l. Mineralized intercepts at the north and south boundaries of the current resource, notably drill holes LS-466 (5.96 gpt AuEq over 6.3 m) and LS-472 (5.34 gpt AuEq over 7.1 m), may result in the addition of new Inferred Resources with the year-end update.

The continued discovery of mineralized structures enhances the potential for other undiscovered mineralized trends/corridors within ELG Underground and continues to demonstrate the underlying resource potential of the deposit. These new discoveries also support the potential to expand and upgrade resources with the year-end mineral reserves and resources update. Follow-up drilling later this year will test the mineralization continuity along strike and at depth within the key mineralized corridors.

Additionally, drilling is also planned to test potential feeders of the Guajes pit mineralization and potential mineralization continuity along the El Limón Sur and El Limón West trends north of La Flaca fault. Early indications below the Guajes pit show favourable alteration along the alleged mineralization feeders.

MORELOS DISTRICT

More broadly across the Morelos Property, approximately 15,000 m of drilling is planned for this year at El Naranjo and Atzcala, focused on confirming the continuity of mineralization and defining the mineralized footprint.

At Atzcala, a total of 1,852 m has been drilled year-to-date at the first of several priority targets. Early indications point to a west-northwest structural orientation of the phreatomagmatic breccia bodies, providing an improved understanding of the geological controls. Geochemical results indicate the presence of shallow gold anomalies associated with elevated mercury values, showing a strong correlation that supports the potential for a deeper mineralized system.

Work is currently underway to secure the required permits and Temporary Occupation Agreements for the next phase of drilling. In parallel, Controlled-Source Audio-frequency Magneto-Tellurics (CSAMT) geophysical coverage is being refined to improve depth penetration and better constrain subsurface targets.

At El Naranjo, all required permits were granted during the quarter, enabling the initiation of road construction and drill pad preparation for priority targets for which drilling commenced in April.

MORELOS COMPLEX GEOLOGY

The Morelos Complex comprises the Media Luna Cluster and ELG Underground. They are hosted within the Mesozoic carbonate-rich Morelos Platform, overlayed by Cuautla and Mezcala formations and have been intruded by Paleocene stocks, sills, and dikes of granodioritic to tonalitic composition.

The north-south thick-skin deep-seated faults control the architecture of the mineralized zones with sub-parallel second-order faults generating favourable traps for the different mineralizing fluids during the multiple stages of deformation.

Cu-Ag and later Au mineralization is hosted within the intense extension fractures in the footwalls and hanging walls of the faults related to the emplacement of the approximately north-south-striking dikes and breccias. Mineralization is better developed along the contact of Morelos formation limestones and

Media Luna granodiorite. The margins of altered dikes and sills of the calc-silicate envelope also act as a secondary control of mineralization.

The mineral assemblage is characterized by pyroxene, garnet, and magnetite. Metal deposition occurred during hydrated minerals alteration and is associated with a mineral assemblage comprising of amphibole, phlogopite, chlorite, and calcite ± quartz ± epidote as well as variable amounts of magnetite and sulfides, primarily pyrrhotite. The style of mineralization is characterized by Au with locally high Ag and Cu grades. Given that Au precipitates due to the buffer exerted by the early stage of calc-silicate alteration and sulfide mineralization, it occurs as free Au and is generally dissociated from the earlier Cu mineralization event that is mainly represented by chalcopyrite.

QUALITY ASSURANCE AND QUALITY CONTROL (“QA/QC”)

Torex maintains an industry-standard analytical QA/QC and data verification program to monitor laboratory performance. Results from these programs confirm the reliability of the assay results.

The exploration program and analytical QA/QC program for Media Luna Cluster exploration drilling is currently overseen by José Antonio San Vicente Díaz, Chief Exploration Geologist for Minera Media Luna, S.A. de C.V. All samples reported have been checked against Company and Lab standards and blanks. No core duplicate samples are taken.

HQ-size core is sawn in half with half the core retained in the core box and the other half bagged and tagged for shipment to the sample preparation facility. Sample preparation is carried out by ALS, an accredited laboratory, at its facilities in Zacatecas, Mexico and consists of crushing a 1 kg sample to >70% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm. Au is analyzed at the ALS facilities in Vancouver, Canada following internal analytical protocols (Au-AA23) and comprises a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 gpt Au are re-assayed by fire assay with gravimetric finish (Au-GRA21). Cu and Ag analyses are completed at the ALS facilities in Vancouver, Canada as part of a multi-element geochemical analysis by four-acid digestion with detection by ICP-MS under ALS internal analytical protocol ME-MS61r. Approximately 5% of the samples collected from exploration are sent for analyses checks and assayed for Au, Ag, and Cu. External pulp check assays for QA/QC purposes are performed at Bureau Veritas, an accredited laboratory.

Internal and external check control results are reviewed daily by the Minera Media Luna database team, and an external audit by GeoSoporte Mexico is carried out quarterly. The pulp check samples are analyzed for Au, Ag, and Cu. Overall comparability between Bureau Veritas and ALS Global is good to excellent, with high correlation.

The analytical QA/QC program mine exploration and delineation programs at ELG and the Media Luna mine are overseen by Carlo Nasi, Manager, Geology for Minera Media Luna, S.A. de C.V.

All sample preparation and analytical work for the mine exploration and mine delineation programs is performed by Corporación Química Platinum S.A. de C.V. (“CQPSACV”) at Minera Media Luna site facilities in Mexico beginning as of August 2025 and by SGS de Mexico S.A. de C.V. (“SGSSACV”) in Durango, Mexico until December 2025 (each lab is independent of the Company).

Mine exploration core samples (HQ or NQ sized) are sawn lengthwise in half. One half of the core is bagged and sealed for analysis and one half of the core is retained in the core box for reference. Mine delineation program samples are whole core BQ sized drill core. All the core is photographed. For HQ and NQ core size, photos are taken before and after being sawn. Data is stored in a core photo database.

At Minera Media Luna site facilities in Mexico, sample preparation is carried out by CQPSACV using internal protocols PT-100_PME Dry and PT-100-PME Crush and consists of dry and crush 3 to 5 kg, and occasionally > 5 kg to >75% passing 2 mm followed by pulverization of 500 g to >85% passing 75

μm. Assaying for Au, Ag, Cu and iron (“Fe”) is carried out by CQPSACV at Minera Media Luna site facilities following internal analytical protocols. Au analysis comprises a 30 g fire assay with an atomic absorption finish (PT-312-DEAu). Samples yielding results >10.0 ppm Au are re-assayed by fire assay with gravimetric finishing (PT-101-PFA 30). Ag up 300 ppm, Cu up to 2,500 ppm, and Fe up to 3% analysis are completed via Aqua Regia digestion and atomic absorption finish (PT-102-PDP). Ag samples yielding results > 300 ppm are re-assayed by fire assay with gravimetric finishing (PT-101-PFA). Cu overlimit > 2,500 ppm, Fe overlimit > 3% are re-assayed via Aqua Regia digestion and atomic absorption finish (PT-102-PDP-AL).

Sample preparation by SGSSACV was carried out in their facilities in Durango, Mexico and using SGSSACV internal protocols G_PRP89 and consist of dry and crush 3 to 5 kg to >75% passing 2 mm followed by pulverization of 250 g to >85% passing 75 μm. Au is analyzed at the SGSSACV facilities in Durango, Mexico following internal analytical protocols. Au analysis comprises a 30 g fire assay with an atomic absorption finish (GE_FAA30V5). Samples yielding results >10 gpt Au are re-assayed by fire assay with gravimetric finish to 10,000 ppm (GO_FAG30V). Cu and Ag analyses up to 300 ppm Ag and Cu up to 10%, are completed via Aqua Regia digestion and atomic absorption finish (GO_AAS21C50). Fe analysis up to 15% were completed by four acid digestion with detection by ICP-OES using SGSSACV internal analytical protocol GE_ICP40Q12.

Multi-element geochemical analysis is done by an Aqua Regia digestion with detection by ICP-OES using SGSSACV internal analytical protocol GE_ICP40Q12 and CQPSACV internal analytical protocol PT-321_DMI.

External pulp check assays for QA/QC purposes are performed at ALS Chemex, de Mexico S.A. de C.V., and by SGSSACV in Durango both accredited laboratories and independent of the Company. The pulp check samples are analyzed for Au, Ag, and Cu. Overall comparability is good between Minera Media Luna site facilities and ALS Chemex or SGSSACV.

Additional information on sampling and analyses, analytical labs, and methods used for data verification is available in the Company’s technical report entitled the “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022 filed on March 31, 2022 (the “2022 Technical Report”) and in the annual information form (“AIF”) dated March 25, 2026, each filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

QUALIFIED PERSON

Scientific and technical information contained in this news release has been reviewed and approved by Rochelle Collins, P.Geo. Principal, Mineral Resource Geologist with Torex Gold Resources Inc. and a “qualified person” (“QP”) as defined by NI 43-101. Ms. Collins has verified the data disclosed herein, including sampling, analytical, and test data underlying the drill results. Verification included site visits, visually reviewing the drill holes in three dimensions, comparing the assay results to the original assay certificates, reviewing the drilling database, and reviewing core photography consistent with standard practice.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “belief” or variations of such words and phrases or statements that certain actions, events or results “will”, “would”, “could” or “is expected to” occur. Forward-Looking Information also includes, but is not limited to, statements that drilling results disclosed herein: provide optimism in expanding resources to the east and south of Media Luna and replacing reserves at ELG Underground; support the Company’s objective of expanding resources while enhancing and extending the current production profile of the Morelos Complex; set the stage for what we expect will be another year of successful resource expansion and mine life additions; continue to demonstrate the resource upside potential of ELG Underground and form a solid start to what we believe will be another excellent year of drilling success at ELG Underground; support a positive outlook on the long-life potential of the Media Luna Cluster; demonstrate mineralization potential and support exploration potential; may result in the addition of new Inferred Resources; and statements related to future drilling plans and targets, the publishing of quarterly results, the expectation of delivering mineral resource and reserve growth and resource upgrades with the goal of replacing mine depletion in 2026, and plans to secure required permits and Temporary Occupation Agreements. Forward-Looking Information also include the Company’s key strategic objectives to: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties associated with: the ability to upgrade mineral resources to categories of mineral resources with greater confidence levels or to mineral reserves; risks associated with mineral reserve and mineral resource estimation; and those risk factors identified in the 2022 Technical Report, the AIF, and the Company’s management’s discussion and analysis for the year ended December 31, 2025 (the “MD&A”) or other unknown but potentially significant impacts. Forward-Looking Information is based on the assumptions discussed in the 2022 Technical Report, AIF, and MD&A, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The 2022 Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

Figure 1: Plan view of the Media Luna Cluster showing potential to expand mineralization to the south and east of the Media Luna mine.

To view an enhanced version of this graphic, please visit:

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Figure 2: Plan view depicting the mineralization potential to the south and east of the main Media Luna orebody.

Note: inclusions are noted in table 3.

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Figure 3: Plan view of the ELG Underground showing potential mineralization extensions running parallel to the key mineralized trends.

Note: inclusions are noted in table 4.

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Figure 4: Long section of El Limón Sur trend showing mineralization remains open at depth.

Section thickness 300 m.

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Figure 5: Cross section of El Limón Sur trend showing the mineralized structures running parallel to those previously identified.

Section thickness 300 m.

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Figure 6: Long section of the Sub-Sill trend showing potential to expand resources north of the La Flaca fault.

Section thickness 300 m.

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Figure 7: Long section of the El Limón West trend showing potential to expand resources beyond the boundary of defined resources.

Section thickness 300 m.

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Table 3: Media Luna drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLE26-007	Adv. Expl.	423201.6	1984285.9	1213.5	90	-69	428	393.2	399.0	5.7	NA	1.49	7.6	0.78	2.85	79.0%
MLE26-008	Adv. Expl.	423172.5	1984220.5	1204.7	90	-81	452	393.0	400.2	7.2	NA	1.13	22.9	0.65	2.46	100.0%
MLE26-009	Adv. Expl.	423173.2	1984220.5	1204.9	89	-65	548	465.4	473.8	8.4	NA	4.67	11.7	1.50	7.24	98.1%
Including								465.9	467.2	1.3	NA	14.06	8.7	0.94	15.68	90.6%

Including								472.1	473.2	1.2	NA	5.12	48.4	5.61	14.80	100.0%
MLE26-010 Including	Adv. Expl.	423202.7	1984285.8	1213.5	90	-54	641	460.5 460.5	555.7 475.5	95.2 15.0	NA NA	1.50 4.23	11.1 6.5	0.38 0.22	2.26 4.67	100.0% 100.0%
MLE26-011D	Adv. Expl.	423173.2	1984220.5	1204.9			542	472.6	486.5	13.9	NA	1.32	9.3	0.68	2.54	97.9%
MLE26-012D Including Including Including	Adv. Expl.	423202.7	1984285.8	1213.5			588	470.8 478.4 503.5 536.9 545.9	520.0 480.6 518.3 548.1 546.4	49.2 2.2 14.8 11.2 0.5	NA NA NA NA NA	2.18 6.98 4.19 2.32 16.00	7.5 3.6 8.2 4.2 13.6	0.50 0.13 0.88 0.16 0.58	3.08 7.25 5.72 2.64 17.11	99.9% 100.0% 100.0% 98.2% 100.0%
MLLI-035	Drill Test	422553.6	1984638.3	703.5	154	-29	850	459.2 559.3	461.4 563.7	2.2 4.4	1.5 3.0	1.66 1.36	44.6 116.7	1.25 3.36	4.25 8.27	100.0% 100.0%
MLLI-042 Including Including	Drill Test	422864.8	1984558.7	766.7	195	-39	660	547.6 550.0 564.5 576.0	552.4 552.4 582.4 582.4	4.8 2.4 17.9 6.4	3.0 1.5 12.3 4.4	1.41 2.28 8.04 22.00	129.7 205.5 33.9 53.4	3.41 5.51 1.37 2.75	8.57 13.80 10.67 27.12	100.0% 100.0% 100.0% 100.0%
MLLI-043 Including	Drill Test	422553.2	1984638.6	703.8	169	-22	606	166.8 166.8 198.5 461.2	183.0 169.8 201.2 473.0	16.3 3.0 2.7 11.8	10.1 1.9 1.8 8.6	0.72 1.45 2.64 3.40	32.4 88.8 67.5 32.3	1.20 3.23 3.95 1.03	3.06 7.79 9.88 5.48	100.0% 100.0% 100.0% 100.0%
MLLI-045 Including	Drill Test	422553.1	1984638.3	703.4	169	-30	633	551.4 552.4	561.8 553.4	10.3 1.0	6.1 0.6	0.50 1.50	29.8 109.0	1.30 4.49	2.97 10.13	100.0% 100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2)	Coordinates are WGS 1984 UTMZone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 3 (continued): Media Luna drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLLI- 046	Infill	422986.8	1984732.7	916.0	110	22	274	135.0	140.7	5.7	4.6	1.32	46.8	2.09	5.28	100.0%
								148.3	184.0	35.7	26.1	3.37	10.1	0.50	4.30	100.0%
Including								149.5	150.6	1.1	0.8	3.71	99.1	3.86	11.21	100.0%
Including								174.9	177.2	2.3	1.7	11.87	4.5	0.20	12.25	100.0%
MLLI-047 Including	Drill Test	422864.6	1984558.8	766.8	200	-22	490	260.0 260.0	281.3 261.4	21.4 1.4	14.1 0.9	1.12 1.85	70.4 204.7	2.15 6.85	5.48 15.52	100.0 100.0	% %
MLLI-048 Including	Drill Test	422864.8	1984558.7	766.7	192	-32	581	472.0 479.1	487.7 481.9	15.7 2.8	11.0 1.9	15.12 63.76	16.2 5.8	0.88 0.16	16.74 64.10	100.0 100.0	% %
MLLI- 049	Infill	422980.3	1984725.0	914.9	231	-7	217	74.5	77.9	3.4	2.6	2.11	4.6	0.54	3.04	100.0%
								171.0	173.6	2.6	1.9	1.57	34.0	0.65	3.05	100.0%
MLLI-050	Infill	422986.8	1984736.8	917.5	102	45	168	105.4	116.1	10.7	8.1	6.20	9.1	0.71	7.47	100.0%
Including								111.6	114.0	2.4	1.9	17.14	9.0	0.70	18.39	100.0%
								128.3	133.2	4.9	4.9	19.90	16.1	0.38	20.71	100.0%
Including								130.7	131.8	1.1	1.1	85.14	37.5	0.85	87.00	100.0%
								147.1	152.3	5.2	4.8	1.80	4.6	0.13	2.07	100.0%
MLLI- 051	Infill	422980.4	1984725.8	917.2	242	40	51	19.2	27.2	8.0	6.7	3.21	9.1	0.51	4.15	100.0%
Including								21.9	22.8	0.9	0.8	13.03	3.7	0.49	13.87	100.0%
								33.0	43.9	10.9	10.6	2.66	42.8	1.32	5.34	100.0%
Including								33.7	34.6	0.9	0.9	20.88	7.4	0.61	21.96	100.0%
Including								41.9	42.6	0.7	0.6	2.26	150.0	4.79	11.90	100.0%

MLLI- 052	Infill	422981.1	1984725.0	914.8	215	-18	235	118.1	120.8	2.6	2.5	3.40	13.9	1.88	6.61	100.0%
								140.5	159.0	18.5	16.8	0.72	97.2	2.41	5.85	100.0%
Including								153.7	155.5	1.8	1.6	1.14	222.8	5.59	13.00	100.0%
								164.4	170.0	5.6	5.0	0.45	51.9	1.39	3.35	100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2)	Coordinates are WGS 1984 UTMZone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 3 (continued): Media Luna drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLLI- 053	Infill	422981.1	1984724.0	914.7	205	-10	153	91.1	95.6	4.5	4.1	6.82	19.1	0.82	8.37	100.0%
Including								91.1	92.0	0.9	0.8	23.45	8.1	0.28	24.00	100.0%
Including								93.4	94.2	0.8	0.7	7.12	57.4	2.55	11.97	100.0%
MLUI- 001	Infill	423040.2	1985040.2	1062.6	260	-13	246	64.4	68.1	3.7	3.0	0.53	11.4	1.07	2.40	100.0%
								162.5	169.0	6.6	6.2	1.06	10.4	1.11	2.98	100.0%
MLUI- 002	Infill	423040.4	1985039.9	1062.6	254	-15	286	45.0	50.5	5.5	4.8	3.29	4.6	0.37	3.94	100.0%
								60.2	76.0	15.8	13.9	1.89	10.1	0.63	3.03	100.0%
Including								68.7	70.2	1.5	1.3	3.21	37.7	2.55	7.80	100.0%
								249.1	251.9	2.7	2.4	2.70	66.3	2.31	7.28	100.0%
Including								250.8	251.3	0.6	0.5	5.19	99.6	3.79	12.57	100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2)	Coordinates are WGS 1984 UTMZone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 4: ELG Underground drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-444	Infill	422149.4	1989627.7	806.0	236	11	230	168.7	174.0	5.3	4.1	2.94	4.4	0.54	3.87	98.7
LS-452	Infill	422214.3	1989509.4	810.7	253	18	260	21.0	25.2	4.2	3.1	4.99	10.3	0.12	5.31	98.7
								181.2	187.0	5.8	5.7	5.68	4.1	0.40	6.38	99.3
Including								185.0	187.0	2.0	2.0	13.64	6.2	0.58	14.65	100.0
LS-453	Infill	422149.3	1989629.0	808.7	270	51	195	130.6	133.8	3.2	3.0	2.88	2.0	0.06	3.00	100.0
								149.0	152.0	3.0	2.6	0.95	191.8	0.00	3.40	98.0
LS-454 Including	Infill	422214.3	1989509.7	810.7	259	29	219	30.7 39.4	42.6 42.6	11.9 3.2	10.8 2.9	4.98 13.75	10.7 21.7	0.20 0.49	5.44 14.82	99.3 100.0
								134.4	138.0	3.6	3.1	4.38	36.7	0.72	6.01	100.0
LS-455	Infill	422149.3	1989631.5	808.6	240	51	210	No significant values								100.0
LS-456	Infill	422214.2	1989509.8	810.6	262	18	215	35.2	37.7	2.5	2.3	3.36	3.1	0.10	3.55	100.0
LS-460	Infill	422148.9	1989629.6	806.0	288	10	180	97.6	101.1	3.6	2.7	4.12	0.0	2.16	4.16	98.9
LS-461	Step-Out	422085.8	1989359.7	907.9	270	-60	171	No significant values								100.0
LS-462	Infill	422149.0	1989629.6	805.3	288	-7	180	106.6	110.2	3.5	3.1	33.78	0.1	3.84	34.03	100.0

Including								108.1	110.2	2.1	1.8	53.94	0.2	5.00	54.34	100.0
LS-463	Step-Out	422086.2	1989359.5	907.6	270	-72	220	158.0	176.5	18.5	13.5	0.86	5.2	0.22	1.28	100.0
LS-466	Step-Out	422079.4	1989325.9	912.6	273	-60	201	129.7 151.2	131.4 157.5	1.7 6.3	1.5 6.0	6.26 3.93	42.4 26.2	1.64 1.05	9.46 5.96	100.0 100.0
LS-467 Including	Step-Out	422150.4	1989631.9	804.6	345	-36	520	314.2 319.9	325.4 320.6	11.2 0.7	8.3 0.5	0.63 7.08	6.4 40.2	0.26 1.71	1.13 10.34	100.0 100.0
LS-468	Step-Out	422079.8	1989326.0	912.8	273	-74	216	148.5	150.0	1.5	1.4	5.84	13.6	0.55	6.90	60.0
								182.0	183.4	1.4	1.2	14.10	22.5	0.93	15.89	100.0
								204.8	210.3	5.5	3.9	3.35	28.1	0.68	4.81	100.0
LS-469	Step-Out	422078.7	1989326.0	912.8	273	-49	171	127.9	141.5	13.6	9.5	8.75	21.2	0.91	10.49	100.0

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2)	Coordinates are WGS 1984 UTMZone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 4 (continued): ELG Underground drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-470	Step-Out	422107.2	1989269.7	919.4	270	-63	423	192.1	205.7	13.5	10.8	5.88	28.5	0.55	7.13	99.9
								289.0	296.4	7.4	6.8	2.99	17.6	0.41	3.88	100.0
								384.0	388.9	4.9	4.7	3.03	28.1	0.48	4.16	100.0
LS-471	Infill	422106.2	1989746.9	803.6	273	42	85	57.5	58.6	1.1	0.8	2.25	1.4	0.01	2.28	100.0
LS-472	Step-Out	422107.1	1989269.8	919.4	270	-54	240	175.9	178.2	2.3	1.7	5.58	3.1	0.07	5.73	100.0
								195.8	202.9	7.1	5.5	4.38	13.9	0.48	5.34	100.0
	Drill Test	422864.8	1984558.7	766.7	192	-32	581	213.2	218.4	5.2	3.6	3.47	6.0	0.31	4.05	100.0
LS-473	Infill	422105.7	1989746.9	800.8	273	-23	85	No significant values								100.0
LS-474	Infill	422105.9	1989745.4	802.1	255	14	135	No significant values								100.0
LS-475	Step-Out	422079.4	1989325.4	912.7	273	-68	198	131.0	138.0	7.0	5.5	1.58	8.7	0.55	2.57	71.0
	Infill	422986.8	1984736.8	917.5	102	45	168	168.5	172.3	3.7	3.3	3.04	9.0	0.65	4.21	98.4
LS-476	Infill	422122.4	1989694.6	804.6	290	24	60	No significant values								100.0
LS-477	Step-Out	422085.9	1989359.5	907.5	270	-66	180	133.3	134.5	1.2	0.9	1.42	7.0	0.37	2.10	100.0
LS-478	Infill	422122.3	1989694.6	802.3	290	-20	100	No significant values								100.0
LS-480	Step-Out	422085.8	1989359.4	907.6	270	52	156	No significant values								100.0
LS-481	Infill	422122.5	1989693.0	802.4	262	-22	80	No significant values								100.0
LS-482	Step-Out	422087.0	1989360.5	907.6	292	-56	167	121.1	122.7	1.7	1.2	3.10	27.1	0.59	4.39	100.0
LS-483	Infill	422122.8	1989693.1	801.7	262	-45	80	No significant values								100.0
LS-484 Including	Infill	422179.1	1989874.2	796.8	345	-20	250	160.4 170.3	173.1 173.1	12.7 2.8	12.6 2.8	4.71 9.55	6.8 24.5	0.13 0.45	5.01 10.60	100.0 100.0
Including	Infill	422981.1	1984725.0	914.8	215	-18	235	180.9 183.6	187.4 187.4	6.6 3.8	5.9 3.5	14.40 20.24	20.3 30.7	0.57 0.83	15.58 21.97	100.0 100.0
LS-485 Including	Infill	422179.0	1989874.3	796.5	345	-29	250	122.5 128.8	131.2 130.0	8.7 1.2	8.5 1.2	3.01 7.27	35.9 75.8	2.81 6.37	8.00 18.51	98.9 100.0

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2)	Coordinates are WGS 1984 UTMZone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 4 (continued): ELG Underground drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	ElevationAzimuth		Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
				(m)	(°)
SST-444	Infill	422208.4	1990125.9	675.0	158	-26	93	61.9	66.9	5.0	4.8	1.59	22.0	0.91	3.34	100.0
LDUG-414	Step-Out	422299.9	1990428.8	721.1	240	30	240	230.8	237.0	6.2	5.1	2.03	3.6	0.10	2.23	100.0
LDUG-416	Step-Out	422301.2	1990433.4	721.1	339	36	315	79.4	85.0	5.6	3.9	0.16	17.8	0.64	1.43	100.0
LDUG-417	Step-Out	422301.5	1990433.3	720.4	345	24	291	67.7	70.7	3.0	2.4	0.63	31.9	0.41	1.70	100.0
LDUG-418	Step-Out	422258.9	1990500.4	1009.1	165	-53	160	No significant values								100.0
LDUG-419	Step-Out	422301.1	1990433.1	722.7	333	55	130	No significant values
LDUG-420 Including	Step-Out	422258.7	1990500.9	1009.0	165	-60	210	163.5 169.0	178.0 173.5	14.5 4.5	11.3 3.5	14.00 34.34	8.5 9.7	0.24 0.13	14.49 34.67	100.0 100.0
LDUG-421	Step-Out	422301.0	1990433.4	720.0	333	15	120	No significant values								100.0
LDUG-422	Step-Out	422258.7	1990501.3	1008.8	165	-69	252	28.0	33.0	5.0	4.3	0.70	12.5	0.24	1.24	100.0
LDUG-423	Step-Out	422301.1	1990433.3	719.4	333	-9	120	No significant values								100.0
LDUG-424	Step-Out	422302.1	1990426.9	722.0	195	45	100	No significant values								100.0
LDUG-426 Including	Step-Out	422292.1	1990578.0	744.8	263	48	248	200.6 207.0	209.0 208.0	8.4 1.0	6.6 0.8	0.17 0.47	58.3 186.6	2.39 6.22	4.76 12.89	100.0 100.0
LDUG-427	Step-Out	422164.8	1990623.5	1024.0	165	-48	315	56.9	66.6	9.8	8.8	6.19	2.9	0.03	6.27	100.0
Including								63.0	64.7	1.6	1.5	18.53	9.0	0.06	18.74	100.0
								96.1	99.7	3.7	3.5	1.78	17.2	0.39	2.63	100.0
								272.9	279.8	6.9	5.9	3.20	25.3	0.91	4.99	100.0
Including								276.5	278.0	1.5	1.3	10.38	7.0	0.02	10.50	100.0
LDUG-428	Step-Out	422164.5	1990624.0	1024.1	166	-55	330	75.5	80.3	4.8	4.0	26.43	17.9	0.12	26.86	100.0
Including LDUG-429	Step-Out	422292.1	1990578.0	743.8	263	38	219	294.7 301.0 89.0	304.2 302.6 101.0	9.5 1.6 12.0	7.7 NA 11.6	8.63 17.59 0.18	12.1 29.2 77.3	0.35 1.05 1.05	9.35 19.67 2.86	100.0 100.0 100.0

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2)	Coordinates are WGS 1984 UTMZone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 4 (continued): ELG Underground drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	ElevationAzimuth		Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
				(m)	(°)
LDUG- 430	Step-Out	422292.3	1990577.4	744.6	251	45	220	No significant values
LDUG-431 Including	Step-Out	422052.7	1990590.9	1067.6	90	-57	251	219.2 231.2	231.7 231.7	12.6 0.6	11.3 0.5	1.11 10.13	22.0 12.5	0.74 0.13	2.58 10.50	100.0 100.0
LDUG- 432	Step-Out	422258.3	1990501.2	1008.8	145	-55	190	96.8	98.1	1.3	1.3	0.18	25.6	0.71	1.66	100.0
LDUG- 433	Step-Out	422291.7	1990577.0	744.3	251	36	230	179.5	191.8	12.3	12.1	0.34	6.5	0.51	1.24	100.0
LDUG- 434	Step-Out	422292.4	1990577.3	743.2	251	27	198	140.7	148.4	7.8	7.6	3.61	19.7	0.41	4.52	100.0
LDUG- 435	Step-Out	422292.4	1990577.3	743.5	241	34	225	No significant values

LDUG- 436	Step-Out	422292.1	1990579.2	744.2	287	45	190	121.8	123.4	1.6	1.2	15.03	16.0	0.39	15.86	100.0

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).

2)	Coordinates are WGS 1984 UTMZone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 5: Previously reported drilling results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	ElevationAzimuth		Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
				(m)	(°)
LS-374 including	Step-Out	422207.3	1989279.1	945.0	268	-61	567	487.2 490.5	491.7 491.7	4.5 1.2	2.2 0.6	18.47 33.54	14.6 12.0	0.57 0.39	19.58 34.32	100.0 100.0

Notes to Table

1)	Core lengths subject to rounding.

2)	Coordinates are WGS 1984 UTMZone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

6)

For more information on the above drilling results, please refer to the Company’s press release titled Torex Gold Reports Latest Drilling Results from ELG Underground (May 20, 2025), which is available on www.torexgold.comand www.sedarplus.ca.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/295170